Bryan Cave LLP
700 Thirteenth Street, N.W.
Washington, DC 20005-3960
Tel. (202) 508-6000
Fax (202) 508-6200
www.bryancave.com

February 1, 2008

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sona Mobile Holdings Corp. Registration Statement on Form SB-2 Filed on December 21, 2007 File No. 333-148254

Dear Ms. Jacobs:

This letter sets forth the responses of Sona Mobile Holdings Corp. (the ‘‘Company’’) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the ‘‘Staff’’) dated January 16, 2008, with respect to the above-referenced Registration Statement on Form SB-2 (the ‘‘Form SB-2’’). We have duplicated below the comments set forth in the comment letter and have provided responses to each comment following the Staff’s related comment. In response to these comments, we have filed today with the SEC Amendment No. 1 to the Registration Statement on Form SB-2 (the ‘‘Amended SB-2’’).

Unless otherwise set forth herein, references to page numbers in response to the Staff’s comments refer to page numbers of the prospectus included in the Amended SB-2.

Form SB-2

1.	Please provide us, with a view toward disclosure in the prospectus, the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

In response to the Staff’s comment, the Company has included the following paragraph and table in the Selling Stockholders section of the Amended SB-2.

Dollar Value of Underlying Common Stock

The total dollar value of the shares of common stock underlying the Notes and Warrants issued in connection with the 2007 Financing that we have registered for resale and are offered by this prospectus (using the number of underlying shares of common stock that we have registered for resale and the market price per share for those shares on November 28, 2007, the closing date of the 2007 Financing) are as follows:

Shares of Common Stock Registered for Resale Underlying Notes and Warrants:	12,133,333
Market Price per Share of Common Stock on Closing Date:	$0.385
Dollar Value of Underlying Shares of Common Stock:	$4,671,333

Barbara C. Jacobs
February 1, 2008

2.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to ‘‘finders’’ or ‘‘placement agents,’’ and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please us, with a view toward disclosure in the prospectus, provide disclosure of the net proceeds to Sona Mobile Holdings Corp. from the sale of the convertible notes and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes.

In response to the Staff’s comment, the Company has included the following paragraph and table in the Selling Stockholders section of the Amended SB-2.

Payments Made in Connection with the 2007 Financing

The following table presents the dollar amount of each payment (including the value of payments which may be made in common stock) in connection with the 2007 Financing that we have made or may be required to make in the first year after the closing of the 2007 Financing to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction. The net proceeds to the Company from the sale of the Notes and Warrants and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of the Notes and Warrants are also provided.

Payee	Type of Payment	Amount/Value of Payment
Placement Agent	Cash Fees	$225,000
Counsel to Lead Investor	Cash Fees	$30,000
Enable Growth Partners LP	Interest(1)	$153,040
	Warrants(2)	$371,545
Enable Opportunity Partners LP	Interest(1)	$18,000
	Warrants(2)	$43,700
Pierce Diversified Strategy Master Fund LLC	Interest(1)	$8,960
	Warrants(2)	$21,753
Bristol Investment Fund, Ltd.	Interest(1)	$60,000
	Warrants(2)	$145,666
Total Possible Payments to all Selling Stockholders and Any of Their Affiliates in First Year(3):		$1,077,664
Net Proceeds to the Company from 2007 Financing:		$1,922,336

(1)	Assumes that all interest on principal of the Notes is paid in cash and the Notes are not converted to common stock within the first twelve months after issuance.
(2)	Represents initial fair value of the Warrants issued in the 2007 Financing using the Black Scholes pricing model. The assumptions used in the Black Scholes model are as follows: (1) dividend yield of 0.00%; (2) expected volatility of 55%, (3) risk-free interest rate of 3.4%, and (4) expected life of 5 years. The cash amount assumes that all interest on principal is paid in cash and the Notes are not converted to common stock within the first twelve months after issuance.
(3)	Assumes liquidated damages provisions in the registration rights agreement with the selling stockholders are not triggered. In certain circumstances in connection with failure to maintain the effectiveness of the registration statement of which this prospectus forms a part, we will be required to pay partial liquidated damages, in cash, to a selling stockholder equal to 1.0% of the aggregate subscription amount paid by such stockholder allocable to the unregistered shares then held by the stockholder.

Barbara C. Jacobs
February 1, 2008

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

–	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

–	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•	the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•	the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling stockholders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The following is the disclosure requested by the Staff. As both the Notes and Warrants were issued with conversion and exercise prices, respectively, which were greater than the market price on the date the transaction closed, no further disclosure was included in the Amended SB-2 in response to the Staff’s comment.

Barbara C. Jacobs
February 1, 2008

The following table shows the total possible profit that the selling stockholders could realize as a result of converting the Notes to common stock on the closing date of the transaction.

Selling Stockholder	Market Price per Share of Common Stock on Closing Date	Conversion Price of Notes	Total Possible Shares Underlying Notes	Combined Market Price of Shares Underlying Notes	Combined Conversion Price of Shares Underlying Notes	Total Possible Discount to Market Price(1)
Enable Growth Partners LP	$0.385	$0.45	4,251,111	$1,636,678	$1,913,000	$(276,322)
Enable Opportunity Partners LP	$0.385	$0.45	500,000	$192,500	$225,000	$(32,500)
Pierce Diversified Strategy Master Fund LLC	$0.385	$0.45	248,889	$95,822	$112,000	$(16,178)
Bristol Investment Fund, Ltd.	$0.385	$0.45	1,666,667	$641,667	$750,000	$(108,333)
Total			6,666,667	$2,566,667	$3,000,000	$(433,333)

(1)	Given that the conversion price of the Notes is in excess of the market price on the date of issuance, all of the Notes are ‘‘out-of-the-money’’ and therefore have a negative value ascribed to them.

The conversion price of the Notes is $0.45 per share. The market price per share as of the closing date of the 2007 Financing was $0.385 per share. Other than customary price adjustments related to stock dividends and stock splits and customary anti-dilution provisions in the event that the Company issues common stock or common stock equivalents at a price lower than the Note conversion price of $0.45 per share, there are no other provisions in the Notes which give rise to a reduction in conversion price. As such there are no potential profits upon conversion of the Notes to the underlying 6,666,667 shares of common stock.

The following table shows the total possible profit that the selling stockholders could realize as a result of exercising the Warrants on the closing date of the transaction.

Selling Stockholder	Market Price per Share of Common Stock on Closing Date	Exercise Price of Warrants	Total Possible Shares Underlying Warrants	Combined Market Price of Shares Underlying Warrants	Combined Conversion Price of Shares Underlying Warrants	Total Possible Discount to Market Price(1)
Enable Growth Partners LP	$0.385	$0.50	2,125,556	$818,339	$1,062,778	$(244,439)
Enable Opportunity Partners LP	$0.385	$0.50	250,000	$96,250	$125,000	$(28,750)
Pierce Diversified Strategy Master Fund LLC	$0.385	$0.50	124,444	$47,911	$62,222	$(14,311)
Bristol Investment Fund, Ltd.	$0.385	$0.50	833,333	$320,833	$416,667	$(95,833)
Total			3,333,333	$1,283,333	$1,666,667	$(383,333)

(1)	Given that the exercise price for each of the Warrants is in excess of the market price on the date of issuance, all of the Warrants are ‘‘out-of-the-money’’ and therefore have a negative value ascribed to them.

The exercise price of the Warrants is $0.50 per share. The market price per share as of the closing date of the 2007 Financing was $0.385 per share. Other than customary price adjustments related to stock dividends and stock splits and customary anti-dilution provisions in the event that the Company

Barbara C. Jacobs
February 1, 2008

issues common stock or common stock equivalents at a price lower than the Warrant exercise price of $0.50 per share, there are no other provisions in the Warrants which give rise to a reduction in exercise price. As such there are no potential profits upon exercise of the Warrants to the underlying 3,333,333 shares of common stock.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

–	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

–	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The following is the disclosure requested by the Staff. The other warrants held by the selling stockholders were issued in a private placement transaction that closed on July 7, 2006. As these warrants were issued with an exercise price which was greater than the market price on the date the transaction closed, no further disclosure was included in the Amended SB-2 in response to the Staff’s comment.

The following tables show the total possible profit that the selling stockholders could realize as a result of exercising the warrants which they held prior to the closing of the 2007 Financing based on the closing market price on the date such securities were issued.

Barbara C. Jacobs
February 1, 2008

Selling Stockholder	Market Price per Share of Common Stock on Closing Date	Exercise Price of Other Warrants	Total Possible Shares Underlying Other Warrants	Combined Market Price of Shares Underlying Other Warrants	Combined Exercise Price of Shares Underlying Other Warrants	Total Possible Discount to Market Price(1)
Enable Growth Partners LP	$0.71	$0.83	750,000	$532,500	$622,500	$(90,000)
Enable Opportunity Partners LP	$0.71	$0.83	150,000	$106,500	$124,500	$(18,000)
Pierce Diversified Strategy Master Fund LLC	$0.71	$0.83	100,000	$71,000	$83,000	$(12,000)
Bristol Investment Fund, Ltd.	$0.71	$0.83	208,333	$147,916	$172,916	$(25,000)
Total			1,208,333	$857,916	$1,002,916	$(145,000)

(1)	Given that the exercise price for each of the warrants identified in this table is in excess of the market price on the date of issuance, all of the warrants identified herein are ‘‘out-of-the-money’’ and therefore have a negative value ascribed to them.

The exercise price of the warrants issued to the selling stockholders in the private placement transaction on July 7, 2006 was $0.83 per share. The market price per share as of the closing date of the transaction was $0.71 per share. As such there are no potential profits upon exercise of the warrants to the underlying 1,208,333 shares of common stock.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to Sona Mobile Holdings Corp. in the convertible note transaction;

•	all payments that have been made or that may be required to be made by Sona Mobile Holdings Corp. that are disclosed in response to comment two above;

•	the resulting net proceeds to Sona Mobile Holdings Corp.; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of Sona Mobile Holdings Corp. that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comment three and comment four above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments (as disclosed in response to comment two above) and the total possible discount to the market price of the shares underlying the convertible notes (as disclosed in response to comment three above) divided by the net proceeds to Sona Mobile Holdings Corp. from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

In response to the Staff’s comment, the Company has included the following paragraph and table in the Selling Stockholders section of the Amended SB-2.

Barbara C. Jacobs
February 1, 2008

Comparison of Company Proceeds: 2007 Financing to Potential Selling Stockholder Profit

Gross Proceeds from 2007 Financing:	$3,000,000
Less Payments Made or Required to be Made to Selling Stockholders and Any of Their Affiliates:	$1,077,664
Resulting Net Proceeds from 2007 Financing:	$1,922,336
Combined Total Possible Discount to Market Price*	$—
(Payments Made or Required to be Made to Selling Stockholders plus Combined Total Possible Discount to Market Price)/Net Proceeds from 2007 Financing:	56.06%
Percentage Averaged over Term of Notes (3 years):	18.69%

*	The conversion price for the Notes and exercise price for the Warrants was in excess of the market price on the date of issuance.
6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between Sona Mobile Holdings Corp. (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

In response to the Staff’s comment, the Company has included the following paragraph and table in the Selling Stockholders section of the Amended SB-2.

Prior Securities Transactions between the Company and Selling Stockholders

On April 19, 2005, our company consummated a merger pursuant to which it effected a complete change of business and management. Upon the completion of the merger, the company ceased all of its pre-merger operations and adopted the business of the Company as it exists today. Prior to the merger, the company had minimal business, operations, revenues and assets, and had been involved in

Barbara C. Jacobs
February 1, 2008

an industry entirely unrelated to the business of the Company as it exists today. The following table sets forth all prior securities transactions between us and the selling stockholders, any affiliates of such selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding such securities transactions, since April 19, 2005, the date of the merger. We are not aware of any securities transactions with the identified selling stockholders prior to the April 19, 2005 merger date.

Selling Stockholder or Affiliate of Selling Stockholder	Date of Transaction(1)	Number of Shares of Common Stock Outstanding Prior to Transaction(2)	Number of Shares of Common Stock Outstanding Prior to Transaction Held by Persons Other than Selling Stockholders, Affiliates of the Company, or Affiliates of Selling Stockholders(2)	Number of Shares of Common Stock Issued or Issuable in Transaction(3)	Percentage of
Total Issued and
Outstanding
Securities Held
by Persons Other
than Selling
Stockholders,
Affiliates of
the Company, or
Affiliates of
Selling
Stockholders
Issued or
Issuable in
					Transaction	Market Price per Share of Common Stock Prior to Transaction(2)	Current Market Price per Share(4)
Enable Growth Partners LP	7/7/2006	41,186,200	28,303,695	2,250,000	7.95%	$0.60	$0.39
Enable Opportunity Partners LP	7/7/2006	41,186,200	28,303,695	450,000	1.59%	$0.60	$0.39
Pierce Diversified Strategy Master Fund LLC	7/7/2006	41,186,200	28,303,695	300,000	1.06%	$0.60	$0.39
Bristol Investment Fund, Ltd.	7/7/2006	41,186,200	28,303,695	624,999	2.21%	$0.60	$0.39

(1)	All of the selling stockholders participated in a private placement of the Company that closed on July 7, 2006 which involved a number of other investors.
(2)	As of July 6, 2006, the last trading day prior to the closing of the July 2006 private placement.
(3)	This amount reflects the total shares of common stock and shares underlying the accompanying warrants issued in the July 7, 2006 private placement.
(4)	Market price per share as of January 15, 2008.
7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•	the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

•	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

Barbara C. Jacobs
February 1, 2008

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

In response to the Staff’s comment, the Company has included the following paragraph and table in the Selling Stockholders section of the Amended SB-2.

Comparison of Registered Shares to Outstanding Shares

Selling Stockholder	Number of Shares of Common Stock Outstanding Prior to the 2007 Financing Held by Persons Other than Selling Stockholders, Affiliates of the Company, or Affiliates of Selling Stockholders(1)	Number of Shares of Common Stock Registered for Resale by Selling Stockholders or Affiliates of Selling Stockholders Prior to the 2007 Financing	Number of Shares of Common Stock Registered for Resale by Selling Stockholders or Affiliates of Selling Stockholders in Prior Registration Statements Still Held by the Same	Number of Shares of Common Stock Sold in Registered Resale Transactions by Selling Stockholders or Affiliates of Selling Stockholders Prior to the 2007 Financing	Number of Shares of Common Stock Registered for Resale on behalf of Selling Stockholders or Affiliates of Selling Stockholders in the 2007 Financing
Enable Growth Partners LP	47,241,520	2,250,000	1,528,552	721,448	7,737,023
Enable Opportunity Partners LP	47,241,520	450,000	305,710	144,290	910,000
Pierce Diversified Strategy Master Fund LLC	47,241,520	300,000	203,807	96,193	452,977
Bristol Investment Fund, Ltd.	47,241,520	624,999	624,999	—	3,033,333
Total	47,241,520	3,624,999	2,663,068	961,931	12,133,333

(1)	As of November 27, 2007, the last trading day prior to the closing of the 2007 Financing.

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether Sona Mobile Holdings Corp. has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following additional information:

–	the date on which each such selling stockholder entered into that short position; and

–	the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

In response to the first bullet point of the Staff’s comment, the Company has inserted the following two sentences at the end of the second paragraph of the Selling Stockholders section.

We have the intention, and a reasonable basis to believe that we will have the financial ability, to make payments on the Notes when due and payable. We have duly accounted for such payments as part of our strategic plan.

Barbara C. Jacobs
February 1, 2008

In response to the second bullet point of the Staff’s comment, the Company has inserted the following sentence immediately prior to ‘‘Dollar Value of Underlying Common Stock’’ in the Selling Stockholders section:

After due inquiry and investigation and based on information provided by counsel to the selling stockholders, none of the selling stockholders has an existing short position in our common stock.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The Company hereby confirms that a description of the relationships and arrangements between the Company and the selling stockholders, any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement by incorporation by reference. This disclosure pertains to all such relationships and arrangements occurring on and after April 19, 2005, the date on which the Company consummated a merger and effected a complete change of business and management. The Company is not aware of any of the described relationships prior to the April 19, 2005 merger date.

10.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the ‘‘Selling stockholders’’ section of the prospectus.

In response to the Staff’s comment, the Company has included the following paragraph and table as the fifth paragraph of the Selling Stockholders section.

The number of shares of common stock being offered hereby (12,133,333) represents the number of shares of common stock underlying principal of the Notes ($3,000,000 face value x $0.45 initial conversion price = 6,666,667 shares of common stock), plus the number of shares into which the Warrants are exercisable (3,333,333 shares of common stock), plus the number of shares of common stock underlying interest payable on the Notes assuming all interest payments for the three year term of the Notes are paid in shares of common stock and assuming the share price at the time of interest payment is equal to 75% of the initial conversion price of the Notes (2,133,333 shares of common stock) calculated as follows:

Barbara C. Jacobs
February 1, 2008

Face value of Notes	$3,000,000
X Annual interest rate	8%
Annual interest in dollars	$240,000
X Three years	3
Total interest in dollars	$720,000
X 75% of $0.45 initial conversion price of the Notes	$0.3375
Shares for interest payments	2,133,333

11.	We note that you have outstanding registration statements. In the interest of simplified disclosure, please consider the application of rule 429 under the Securities Act, In this regard, you may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in this offering and in any other outstanding offerings. Absent the use of Rule 429, please revise your prospectus cover page to reference concisely your current offerings.

We have considered the application of Rule 429. The Company’s registration rights agreement with the selling stockholders prohibits the filing of a single prospectus relating to the shares in this offering and in the Company’s other outstanding offerings until the initial registration statement for this offering has been declared effective by the Securities and Exchange Commission.

* * * * *

We have made additional conforming and updating changes to the Amended SB-2. All of these changes have been marked for your ease of reference.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6082.

Sincerely,
/s/ Heather R. Badami Heather R. Badami

cc:	Matthew Crispino, Division of Corporation Finance Shawn Kreloff, Sona Mobile Holdings Corp.